BANCO ITAU HOLDING FINANCEIRA S.A.
                      COMPANHIA BRASILEIRA DE DISTRIBUICAO


                              NOTICE TO THE MARKET

1. BANCO ITAU HOLDING FINANCEIRA S.A. ("ITAU") and COMPANHIA BRASILEIRA DE DISTRIBUICAO ("CBD") wish to inform that subsequent to the July 27 2004 announcement to the market, on October 27 2004, the parties signed the final agreement governing the business activities of the association between the two groups.

2. The structuring and sale of financial products and services and related items to CBD's customers will be exclusive to the new financial institution in which ITAU and CBD will hold equal stakes.

3. The new institution will be denominated FINANCEIRA ITAU CBD S.A. CREDITO, FINANCIAMENTO E INVESTIMENTO and will have a Board of Directors whose chairman will be appointed by ITAU. ITAU will be responsible for nominating the Executive Board, which will be made up of professionals with wide experience in the business. The current partnership will run for a 20-year term, which may be renewed on expiry. The start of operations is expected for early in the first semester of 2005.

4. ITAU and CBD have already taken the necessary steps for obtaining the regulatory approvals from the Central Bank of Brazil and the process in currently under exam by that Institution.

5. Once more, ITAU and CBD reiterate their commitment to the Brazilian market, certain that they will both increase customer satisfaction and also create stockholder value.


Sao Paulo, October 27 2004.

Alfredo Egydio Setubal
Investor Relations Director
BANCO ITAU HOLDING FINANCEIRA S.A.


Fernando Queiroz Tracanella
Investor Relations Director
COMPANHIA BRASILEIRA DE DISTRIBUICAO